UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Momo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Yan Tang

Sichuan Zhang

Gallant Future Holdings Limited

New Heritage Global Limited

c/o 20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 5731-0567

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21 6193-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 5 solely for, and only to the extent that it relates to, Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”), Gallant Future Holdings Limited (“Gallant Future”) and New Heritage Global Limited (“New Heritage”, together with Mr. Tang, Ms. Zhang and Gallant Future, the “Management Reporting Persons”) to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Tang, Ms. Zhang, Gallant Future, Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP”, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao”) on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016 and Amendment No. 2 filed on August 23, 2016 on behalf of Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, Rich Moon Limited, Yunfeng Fund II, L.P., Yunfeng Moon Co-invest, L.P., Yunfeng Investment II, L.P., Yunfeng Moon Co-Invest GP, Ltd., Yunfeng Investment GP II, Ltd. and Feng Yu (the “Original Filing”), in each case with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Momo Inc., a Cayman Islands company (the “Company”).
**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Yan Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,889,023 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,889,023 Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,889,023 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.26%(2) (representing 71.57% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 72,364,466 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) held of record by Gallant Future Holdings Limited and 8,000,000 Class B Ordinary Shares held of record by New Heritage Global Limited, each company wholly owned and controlled by a family trust controlled by Mr. Tang, (ii) 3,520 Class A Ordinary Shares represented by ADSs beneficially owned by Mr. Tang, (iii) 5,683,537 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after May 18, 2018, and (iv) 837,500 Class A Ordinary Shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after May 18, 2018.
(2)	The calculation is based on 402,129,737 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2018, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Sichuan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,889,023 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,889,023 Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,889,023 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.26%(2) (representing 71.57% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 72,364,466 Class B Ordinary Shares held of record by Gallant Future Holdings Limited and 8,000,000 Class B Ordinary Shares held of record by New Heritage Global Limited, each company wholly owned and controlled by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 3,520 Class A Ordinary Shares represented by ADSs beneficially owned by Mr. Tang , (iii) 5,683,537 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after May 18, 2018, and (iv) 837,500 Class A Ordinary Shares that Ms. Zhang has the right to acquire upon exercise of options within 60 days after May 18, 2018.
(2)	The calculation is based on 402,129,737 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2018, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS Gallant Future Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,367,986 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,367,986 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,367,986 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.71%(2) (representing 63.93% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 72,364,466 Class B Ordinary Shares held of record by Gallant Future Holdings Limited and (ii) 3,520 Class A Ordinary Shares represented by ADSs held of record by Gallant Future Holdings Limited.
(2)	The calculation is based on 402,129,737 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2018, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B107

1	NAMES OF REPORTING PERSONS New Heritage Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000,000 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,000,000 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96%(2) (representing 7.07% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 8,000,000 Class B Ordinary Shares held of record by New Heritage Global Limited.
(2)	The calculation is based on 402,129,737 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2018, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. See Item 5.

Explanatory Note

This statement on Schedule 13D amends and supplements the Original Filing solely for, and only to the extent that it relates to, the Management Reporting Persons. This statement does not modify any of the information previously reported on the Original Filing or any of the information reported by any Reporting Persons (as defined in the Original Filing) other than the Management Reporting Persons.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing.

Item 2. Identity and Background.

Mr. Tang, Ms. Zhang, Gallant Future and New Heritage are collectively referred to herein as “Management Reporting Persons,” and each, a “Management Reporting Person.”

(a)–(c), (f) This statement on Schedule 13D is being filed jointly by the Management Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

Except as otherwise stated herein, each Management Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Management Reporting Person or by any other Reporting Persons (as defined in the Original Filing) that is not a Management Reporting Person.

The agreement among the Management Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Management Reporting Persons is given solely by such Management Reporting Person, and no Management Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Management Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Company. Ms. Zhang is the wife of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future and New Heritage are principally investment holding vehicles. Both Gallant Future and New Heritage are companies organized and existing under the laws of the British Virgin Islands, and are wholly owned and controlled by a family trust controlled by Mr. Tang. The principal business address of each of Mr. Tang, Ms. Zhang, Gallant Future and New Heritage is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Gallant Future and New Heritage are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Management Reporting Persons and, to the best knowledge of each Management Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to, the Management Reporting Persons, Item 5 of the Original Filing is hereby amended and stated as follows:

(a)–(b) The responses of each Management Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Management Reporting Person is based on 402,129,737 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2018, as disclosed in the Company’s annual report on Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Except as otherwise stated herein, each Management Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Management Reporting Person or by any other Reporting Persons (as defined in the Original Filing) that is not a Management Reporting Person.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as disclosed in this statement on Schedule 13D, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement on Schedule 13D, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Gallant Future engaged in the following open-market transactions with respect to the Issuer’s Ordinary Shares during the last 60 days:

Transaction Date	Number of ADSs	Price per ADS	Type of Transaction
April 9, 2018	66,600	$37.1469	Sale
April 10, 2018	66,600	$36.7529	Sale
April 11, 2018	66,600	$37.3585	Sale
April 12, 2018	66,600	$35.9352	Sale
April 13, 2018	48,651	$35.1359	Sale
April 17, 2018	70,189	$35.0000	Sale
April 18, 2018	70,189	$35.1740	Sale
April 19, 2018	70,189	$35.1438	Sale
April 20, 2018	70,193	$35.2993	Sale
April 23, 2018	80,637	$36.5378	Sale
April 24, 2018	80,637	$36.0067	Sale
April 26, 2018	80,637	$35.1268	Sale
April 27, 2018	80,641	$35.4015	Sale
April 30, 2018	82,727	$35.1052	Sale
May 1, 2018	82,727	$35.1336	Sale
May 2, 2018	82,727	$35.3619	Sale
May 3, 2018	82,727	$35.0127	Sale
May 4, 2018	82,729	$35.0000	Sale
May 7, 2018	66,600	$35.5826	Sale
May 8, 2018	66,600	$38.1996	Sale
May 9, 2018	66,000	$37.6864	Sale
May 10, 2018	66,000	$38.1455	Sale
May 11, 2018	66,000	$37.5702	Sale
May 14, 2018	66,600	$38.1942	Sale
May 15, 2018	66,600	$37.0052	Sale
May 16, 2018	66,680	$37.3972	Sale
May 17, 2018	66,680	$38.3162	Sale
May 18, 2018	66,680	$39.8990	Sale

In addition to the above sales, on July 20, 2017, Gallant Future gifted, for no consideration, 1,521,904 Class A Ordinary Shares to a beneficiary of the family trust that wholly owns Gallant Future.

Other than the foregoing, none of the Management Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this statement on Schedule 13D, to the best knowledge of the Management Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Management Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated May 18, 2018 by and among the Management Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2018

Yan Tang	By:	/s/ Yan Tang

Sichuan Zhang	By:	/s/ Sichuan Zhang

Gallant Future Holdings Limited	By:	/s/ Yan Tang
	Name:	Yan Tang
	Title:	Director

New Heritage Global Limited	By:	/s/ Yan Tang
	Name: Title:	Yan Tang Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Gallant Future Holdings Limited

The business address of each of the following individuals is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yan Tang	The People’s Republic of China

Executive Officers:

None

New Heritage Global Limited

The business address of each of the following individuals is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yan Tang	The People’s Republic of China

Executive Officers:

None